PRESS RELEASE

NOT FOR DISSEMINATION TO U.S. NEWS WIRE SERVICES OR DISSEMINATION IN THE UNITED STATES

PARAMOUNT ENERGY TRUST ANNOUNCES A $60 MILLION BOUGHT DEAL SUBORDINATED CONVERTIBLE DEBENTURE OFFERING

Calgary, Alberta (May 4, 2010) — Paramount Energy Trust (the “Trust”) (TSX: PMT.UN) announced today a public short form prospectus offering, on a bought deal basis, of $60 million principal amount of convertible unsecured junior subordinated debentures with an interest rate of 7.00% per annum, payable semi-annually on the last day of June and December commencing on December 31, 2010. The debentures will mature on December 31, 2015.

The debentures will be convertible at the holder’s option into units of the Trust at any time prior to the maturity date and the business day immediately preceding the date fixed by the Trust for redemption at a conversion price of $7.00 per trust unit. The debentures will not be redeemable prior to December 31, 2013. On and after December 31, 2013 and prior to December 31, 2014, the debentures may be redeemed in whole or in part from time to time at the Trust’s option, at a price equal to their principal amount plus accrued and unpaid interest, provided that the current market price for the period ending five trading days preceding the date upon which the notice of redemption is given is at least 125% of the conversion price. After December 31, 2014 and prior to the maturity date, the debentures may be redeemed in whole or in part from time to time at the Trust’s option at a price equal to their principal amount plus accrued and unpaid interest.

The debentures will be direct unsecured obligations of the Trust, subordinated to the Trust’s existing credit facility and to the Trust’s other outstanding convertible debentures and ranking equally with all other unsecured indebtedness of the Trust other than any senior indebtedness.

The net proceeds of the offering will be used to repay indebtedness of the Trust under the existing 6.25% convertible debentures due June 30, 2010 and the existing bank facility and for general corporate purposes.

The offering is subject to normal regulatory approvals including approval of the Toronto Stock Exchange and is expected to close on or about May 26, 2010.

Forward-looking Information

This news release contains statements that constitute "forward-looking information" or "forward-looking statements" (collectively "forward-looking information") within the meaning of applicable securities legislation including, without limitation, statements as to the anticipated use of proceeds of the offering and the timing of the completion of the offering. These statements relate to future events or our future intentions or performance. All statements other than statements of historical fact may be forward-looking statements. Forward-looking statements are often, but not always, identified by the use of words such as "seek", "anticipate", "plan", "continue", "estimate", "demonstrate", "expect", "may", "will", "project", "predict", "potential", "targeting", "intend", "could", "might", "should", "believe", "would" and similar expressions.

Various assumptions were used in drawing the conclusions contained in the forward-looking information contained in this press release. Forward-looking information is based on current expectations, estimates and projections that involve a number of risks, which could cause actual results to vary and in some instances to differ materially from those anticipated by the Trust and described in the forward-looking information contained in this press release. Undue reliance should not be placed on forward-looking information.

Forward-looking information is based on the estimates and opinions of the Trust's management at the time the information is released. Except as expressly required by applicable law, the Trust undertakes no obligation to publicly update or revise any forward-looking statements. For additional risk factors in respect of the Trust and its business, please refer to its Annual Information Form dated March 9, 2010 which is available on SEDAR at www.sedar.com.

This news release does not constitute an offer to sell or a solicitation of an offer to buy any of the securities in the United States.  The securities have not been and will not be registered under the United States Securities Act of 1933, as amended (the "U.S. Securities Act") or any state securities laws and may not be offered or sold within the United States or to U.S. Persons unless registered under the U.S. Securities Act and applicable state securities laws or an exemption from such registration is available.

Paramount Energy Trust is a natural gas-focused Canadian energy trust. The Trust’s Trust Units and  Convertible Debentures are listed on the Toronto Stock Exchange under the symbols "PMT.UN", "PMT.DB.A", "PMT.DB.C" and "PMT.DB.D" respectively. Further information with respect to the Trust can be found at its website at www.paramountenergy.com.

For additional information, please contact:

Paramount Energy Operating Corp., Administrator of Paramount Energy Trust

Suite 3200, 605 – 5 Avenue SW Calgary, Alberta, Canada T2P 3H5

Telephone: 403 269-4400 Fax: 403 269-6336 E-mail: info@paramountenergy.com

Susan L. Riddell Rose

President and Chief Executive Officer

Cameron R. Sebastian

Vice President, Finance and Chief Financial Officer

Sue M. Showers

 Investor Relations and Communications Advisor